SECOND AMENDMENT TO THE
INVESTMENT ADVISORY AGREEMENT

THIS SECOND AMENDMENT dated as of the 26th day of November, 2019, to the Investment Advisory Agreement, dated as of July 30, 2013 (the “Agreement”), as amended, is entered into by and between Managed Portfolio Series, a Delaware statutory trust (“Trust”) and Coho Partners, Ltd., a Pennsylvania corporation (the “Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to incorporate a newly created series of the Trust and to amend the fees payable by the Coho Relative Value Equity Fund; and

WHEREAS, Section 10 of the Agreement allows for its amendment by a written instrument executed by all of the parties.

NOW, THEREFORE, the parties agree to amend and restate Schedule A as attached hereto, to add the Coho Relative Value ESG Fund, a new series of Managed Portfolio Series and to revise the fees payable to the Coho Relative Value Equity Fund.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed by a duly authorized officer, as applicable, on one or more counterparts as of the date set forth above.

MANAGED PORTFOLIO SERIES:

By:	/s/ Brian R. Wiedmeyer
Name:	Brian R. Wiedmeyer
Title:	President and Principal Executive Officer

COHO PARTNERS, LTD.

By:	/s/ Glenn Dever
Name: Title:	Glenn Dever

SCHEDULE A
FUNDS AND FEES

Series of Managed Portfolio Series	Annual Fee Rate as % of Current Net Assets

Coho Relative Value Equity Fund	0.70%
Coho Relative Value ESG Fund	0.70%